UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: Expires: Estimated average burden hours per response	3235-0101 March 31, 2011 2.00
FORM 144	SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print) WORTHINGTON INDUSTRIES, INC.	(b) IRS IDENT. NO. 31-1189815	(c) S.E.C. FILE NO. 1-8399
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE			(e) TELEPHONE NO.
200 OLD WILSON BRIDGE ROAD COLUMBUS OH 43085			AREA CODE 614	NUMBER 840-3210
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD THE ESTATE OF JOHN H. McCONNELL	(b) RELATIONSHIP TO ISSUER AFFILIATE	(c) ADDRESS STREET CITY STATE ZIP CODE 200 OLD WILSON BRIDGE RD., COLUMBUS, OH 43085

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Shares	Huntington Investment Company Huntington Center 41 South High Street, 2nd Floor Mail Code HC0220 Columbus, OH 43215-6101		322,700	$5,398,771 (This amount is based on the closing price of the common shares on 1-06-2010, which was $16.73)	79,173,053	1-07-2010	NYSE

INSTRUCTIONS:	3. (a) Title of the class of securities to be sold
1. (a) Name of issuer	(b) Name and address of each broker through whom the securities are intended to be sold
(b) Issuer’s I.R.S. Identification Number	(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(c) Issuer’s S.E.C. file number, if any	(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(d) Issuer’s address, including zip code	(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as
(e) Issuer’s telephone number, including area code	shown by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
2. (a) Name of person for whose account the securities are to be sold	(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(b) Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(c) Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (02-08)

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Shares	04-25-2008	On 4-25-2008, John H. McConnell passed away and 1,642,600 common shares went into the Estate of John H. McConnell	John H. McConnell	1,642,600	None	None

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
The Estate of John H. McConnell 200 Old Wilson Bridge Road Columbus, OH 43085	Common Shares	10-08-09	450,000	$6,175,119

REMARKS:
On September 30, 2009, the Estate of John H. McConnell (the “Estate”) filed a Form 144 to provide notice of the intention to sell 1,200,000 common shares.  The Estate sold an aggregate of 877,300 common shares on October 5, 2009, October 6, 2009 and October 8, 2009.  The common shares which are the subject of this Form 144 represent the balance of those included in the September 30, 2009 Form 144 which were not sold within the three-month period following September 30, 2009 and which the Estate intends to sell.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.  If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

The Estate of John H. McConnell
________________________01/07/2010_________________________ DATE OF NOTICE	/s/ John P. McConnell_______________ John P. McConnell, as co-executor	/s/ Daniel Minor________________ Daniel Minor, as co-executor

__________________________________________________________ DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.  Any copies not manually signed shall bear typed o  printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (02-08)